United States securities and exchange commission logo





                          June 23, 2023

       James Sapirstein
       Chief Executive Officer and Chairman
       First Wave BioPharma, Inc.
       777 Yamato Road, Suite 502
       Boca Raton, FL 33431

                                                        Re: First Wave
BioPharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 20, 2023
                                                            File No. 333-272783

       Dear James Sapirstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jack Hogoboom, Esq.